Exhibit 99.3

Westpac Banking Corporation ABN 33 007 457 141
Group Secretariat Level 20, Westpac Place 275 Kent Street Sydney NSW 2000 Australia

3 May 2007

Company Announcements Platform

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY   NSW  2000

Dear Sir/Madam

Westpac Banking Corporation

2007 Half Year Ordinary Dividend — Payment Date and Record Date

The Board of Westpac Banking Corporation has determined to pay an interim ordinary dividend for the half year ended 31 March 2007 of 63 cents per fully paid ordinary share in Australian currency on 2 July 2007.

This dividend will be 100% franked at the rate of 30%.

Westpac announced changes to the terms of its Dividend Reinvestment Plan (DRP) in December 2006.  These changes give Westpac additional capital management flexibility, including the ability to determine whether to satisfy the DRP for each dividend via the issuance of shares or via acquisition of shares on market.  Consistent with prior periods the Board has determined to satisfy the interim 2007 dividend via the issuance of shares.

The dividend will be paid to all Westpac Banking Corporation ordinary shareholders who are registered on the share register as at the record date of 5.00 pm on 23 May 2007 (5.00 pm on 22 May 2007 in New York).

Yours sincerely

Anna O’Connell
Head of Group Secretariat